Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ 60.872.504/0001-23
A Publicly-Held Company
NIRE 35300010230
MATERIAL FACT
ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors, as of today, has approved the payment of interest on capital in lieu of the monthly dividend related to November and December 2021, in the amount of R$0.01765 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.015 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, based on the final stockholding positions recorded on October 29, 2021 and November 30, 2021, respectively, as follows:
Base period of the monthly earnings
Date of stockholding position
“Ex rights” date
Payment date
Net amount per share
November 10.29.2021 11.01.2021 12.01.2021 R$0.015
December 11.30.2021 12.01.2021 01.03.2022 R$0.015
TOTAL NET AMOUNT PER SHARE R$0.030
Furthermore, the Board of Directors, as of today, approved the payment of additional interest on capital, in the amount of R$0.264551 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.224868 per share, with the exception of any corporate stockholders able to prove they are immune to or exempt from such withholding, thus resulting in the total amount of R$2.199 million to be distributed net of taxes, to be paid up to April 30, 2022. Interest will be recorded as credit to the specific account on November 26, 2021, based on the final stockholding position recorded on November 19, 2021, with shares traded “ex-rights” as of November 22, 2021.
If you have any question, please access www.itau.com.br/relacoes-com-investidores as follows: Contact IR > IR services.
São Paulo (SP), October 14, 2021.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
Note: Interest on capital amounts are paid equally for common (ITUB3) and preferred (ITUB4) shares.